P.E. 1/31/02


02017072

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer


FEB 25 2002

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January, 2002

Liquidation World Inc.
(Translation of registrant's name into English)

3900 - 29th Street N.E., Calgary, Alberta, T1Y 6B6
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ✓ Form 40-F____

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ____ No ✓


LIQUIDATION
WORLD

NEWS RELEASE

For Immediate Release

January 9, 2002

Liquidation World Announces First Quarter Sales

Liquidation World Inc. (LQW – TSE; LIQWF – Nasdaq) announces Sales for the first quarter of the 2002 fiscal year. Sales for the 13 weeks ended January 6, 2002 remained consistent at $48.7 million from $48.9 million during the 13 weeks ended December 31, 2000.

Complete financial results of the first quarter of the 2002 fiscal year will be announced in mid-February 2002.

Liquidation World is a liquidator of consumer merchandise through 93 outlets across North America. The Company conducts weekly auctions of a diverse range of merchandise and equipment in the Calgary and Edmonton, Alberta markets and through on-site auctions and sales across North America. Liquidation World solves inventory problems, in a professional manner, for banks, receivers, insurance companies, manufacturers and other organizations, and is committed to providing its customers with outstanding value over a broad range of merchandise. Liquidation World opened its first outlet in 1986 and is now the largest liquidator in Canada, with more than 1,600 employees in outlets across Canada and the U.S.

For more information, please contact:
Mr. Dale Gillespie, President & C.E.O.
Mr. Andrew Searby, CA, Chief Financial Officer
E-mail: investorinfo@liquidationworld.com
Website: www.liquidationworld.com
Telephone: (403) 250-1222
Fax: (403) 291-1306

Symbol: TSE - "LQW" and NASDAQ - "LIQWF"
For the Month: January, 2002
Date: February 4, 2002

OUTSTANDING STOCK OPTION SUMMARY

Pursuant To Stock Option Plan

Opening Stock Option Balance, January, 2002	18,750
Options Granted: None	0
Options Exercised: None	0
Options Cancelled: None	0
Closing Balance Stock Option Plan	18,750

Pursuant To 1996 Stock Option Plan

Opening Stock Option Balance, January, 2002	22,250
Options Granted: None	0
Options Exercised: None	0
Options Cancelled: None	0
Closing Balance 1996 Stock Option Plan	22,250

Pursuant To 1997 Stock Option Plan

Opening Stock Option Balance, January, 2002	115,400
Options Granted: None	0
Options Exercised: None	0
Options Cancelled: None	0
Closing Balance 1997 Stock Option Plan	115,400

Pursuant To 1998 Stock Option Plan

Opening Stock Option Balance, January, 2002	82,650
Options Granted: None	0
Options Exercised: None	0
Options Cancelled: None	0
Closing Balance 1998 Stock Option Plan	82,650

Pursuant To 1999 Stock Option Plan

Opening Stock Option Balance, January, 2002	127,780
Options Granted:	
None	0
Options Exercised:	
None	0
Options Cancelled:	
None	
Closing Balance 1999 Stock Option Plan	127,780

Pursuant To 2000 Stock Option Plan

Opening Stock Option Balance, January, 2002	129,100
Options Granted:	
None	0
Options Exercised:	
None	0
Options Cancelled:	
None	0
Closing Balance 2000 Stock Option Plan	129,100

SHARES RESERVED

Stock Option Plan Opening Reserve Balance	41,220
Stock Options Exercised	0
Closing Reserve Balance	41,220
1996 Stock Option Plan Opening Reserve Balance	94,594
Stock Options Exercised	0
Closing Reserve Balance	94,594
1997 Stock Option Plan Opening Reserve Balance	219,000
Stock Options Exercised	0
Closing issued Capital Balance	219,000
1998 Stock Option Plan Opening Reserve Balance	150,000
Stock Options Exercised	0
Closing issued Capital Balance	150,000
1999 Stock Option Plan Opening Reserve Balance	129,880
Stock Options Exercised	0
Closing issued Capital Balance	129,880
2000 Stock Option Plan Opening Reserve Balance	149,850
Stock Options Exercised	0
Closing issued Capital Balance	149,850

ISSUED CAPITAL SUMMARY

Opening Issued Capital Balance, October, 2001	8,556,836
Stock Options Exercised	0
Closing Issued Capital Balance	8,556,836

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereinto duly authorized.

Liquidation World Inc.
(Registrant)

Date February 4, 2002

By 
Andrew Searby, C.A.
Chief Financial Officer